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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                            _____________

                              FORM 11-K
                            _____________

     [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the fiscal year ended December 31, 1999

                                OR

     [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _______ to _______

                   Commission File No. 001-02217


                CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                      (Full title of the plan)


                        THE COCA-COLA COMPANY
     (Name of issuer of the securities held pursuant to the plan)

                         One Coca-Cola Plaza
                       Atlanta, Georgia  30313
(Address of the plan and address of issuer's principal executive offices)

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                      CARIBBEAN REFRESCOS, INC.

                             THRIFT PLAN


                        Financial Statements
                        For the Years Ended
                     December 31, 1999 and 1998
             Together With Independent Auditors' Report


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                CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                 Financial Statements and Schedules
           For the Years Ended December 31, 1999 and 1998


                          Table of Contents

                                                                   Page
                                                                   ----

Independent Auditors' Report                                        1

Statements of Net Assets Available for Benefits                     2

Statement of Changes in Net Assets Available for Benefits           3

Notes to Financial Statements                                       4



                        Supplemental Schedules


Schedule of Assets Held for Investment Purposes at End of Year      9

Schedule of Reportable Transactions                                10

To the Thrift Plan Committee of
 Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico


                      Independent Auditors' Report


We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the "Plan") as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ BANKS, FINLEY, WHITE & CO.


June 26, 2000

              CARIBBEAN REFRESCOS, INC. THRIFT PLAN

         Statements of Net Assets Available for Benefits
                   December 31, 1999 and 1998


                                              1999             1998
                                           -----------      -----------
ASSETS

Cash                                       $   101,409      $        -

Investments (Note 3)                        33,405,135       37,924,445

Contributions receivable:
  Employer                                       5,223               -
  Participants                                  16,577               -
                                           -----------      -----------
    Total contributions receivable              21,800               -
                                           -----------      -----------
Due from broker for securities purchased            -             3,795
                                           -----------      -----------
Total assets                                33,528,344       37,928,240
                                           -----------      -----------

LIABILITIES

Due to broker for securities purchased          97,936          133,435
                                           -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS          $33,430,408      $37,794,805
                                           ===========      ===========




The accompanying notes are an integral part of the financial statements.

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              CARIBBEAN REFRESCOS, INC. THRIFT PLAN

    Statement of Changes in Net Assets Available for Benefits
              For the Year Ended December 31, 1999



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
  Dividend income                          $   323,681
  Interest income                               85,198
                                           -----------
    Total investment income                    408,879
                                           -----------
Contributions:
  Employer                                     524,747
  Participants                               1,633,812
                                           -----------
    Total contributions                      2,158,559
                                           -----------
    Total additions                          2,567,438
                                           -----------

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of
  investments (Note 3)                       4,310,731

Distributions to Participants                2,621,104
                                           -----------
  Total deductions                           6,931,835
                                           -----------
Net decrease in net assets
  available for benefits                    (4,364,397)

Net assets available for
  benefits, beginning of year               37,794,805
                                           -----------
NETS ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                 $33,430,408
                                           ===========


The accompanying notes are an integral part of the financial statements.

              CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                  Notes to Financial Statements
                   December 31, 1999 and 1998


NOTE 1 - DESCRIPTION OF PLAN

The Caribbean Refrescos, Inc. Thrift Plan (the "Plan") is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the "Company"), a wholly-owned subsidiary of The Coca-Cola Company. The election to contribute to the Plan by employees ("Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations specified by the Employee Retirement Income Security Act of 1974 (ERISA) and the Puerto Rico Income Tax Act of 1954, as amended.

Eligible employees can participate in the Plan after reaching age 18 and completing three months of service. Participants may contribute to the Plan with "Before Tax" dollars or "After Tax" dollars. "Before Tax" contributions are not subject to current federal income taxes. Participants may contribute up to 13% (10% on a "Before Tax" basis) of their annual compensation to the Plan. For 1999, the maximum "Before Tax" annual contribution amount was $8,000.

All employer contributions are invested in common stock of The Coca-Cola Company and are immediately vested to the Participants.

Participants may borrow, subject to certain limitations, from their account balances. These loans may be taken from both "Before Tax" and "After Tax" account balances.

Prior to November 1, 1999, Participants could direct their contributions into any of the following four investment funds:

  COMPANY STOCK FUND - Common stock of The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

  STABLE INCOME FUND - A common/collective trust fund whose objectives are to maximize current yield while preserving the invested principal over the long term.

  BALANCED FUND - A common/collective trust fund containing a diversified portfolio of common stocks and bonds.

  S&P 500 INDEX FUND - A common/collective trust fund containing a diversified portfolio of stocks listed on Standard and Poor's 500 Composite Stock Price Index. The fund is designed to replicate the total return of the S&P 500 Index.

Effective November 1, 1999, the Plan's trustee and recordkeeper were changed. Coincident with this change, the Plan's investment funds became the following:

  COMPANY STOCK FUND - Common stock of The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

  INVESCO CASH RESERVES FUND - A mutual fund investing in commercial paper, primarily short-term obligations. This fund replaced the Stable Income Fund. All investments in the Stable Income Fund were transferred to the INVESCO Cash Reserves Fund.

  INVESCO BALANCED FUND - A mutual fund containing a diversified portfolio of stocks and bonds. This fund replaced the Balanced Fund. All investments in the Balanced Fund were transferred to the INVESCO Balanced Fund.

  AIM BLUE CHIP FUND - A mutual fund normally investing at least 65% of its assets in common stocks of blue-chip companies. This fund replaced the S&P 500 Index Fund. All investments in the S&P 500 Index Fund were transferred to the AIM Blue Chip Fund.

ADMINISTRATION

The Plan is administered by the Thrift Plan Committee of Caribbean Refrescos, Inc. (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. Administrative expenses of the Plan were paid by the Company.

VALUATION OF PARTICIPANT ACCOUNTS

Participant account balances are valued based upon the number of units of each investment fund owned by the Participants. Units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

PLAN TERMINATION

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee. In the event of termination, the Committee may either:

  (a)  continue the trust for as long as it considers advisable, or
  (b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Human Resources Department.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results may differ from those estimates.

VALUATION OF INVESTMENTS

All investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

RECLASSIFICATIONS

Certain reclassifications have been made for the prior year to conform to the current year presentation.

NOTE 3 - INVESTMENTS

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value (as determined by quoted market price) by ($4,310,731) as follows:

Common stock of The Coca-Cola Company               ($4,574,714)
Mutual funds                                            122,356
Common/collective trust funds                           141,627
                                                     ----------
                                                    ($4,310,731)
                                                     ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                                1999            1998
                                             -----------     -----------

Common stock of The Coca-Cola Company        $29,154,358*    $34,881,133*

* Includes both participant and nonparticipant-directed investments



NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan's investment in the Company Stock Fund contains both participant and nonparticipant-directed components. A breakdown between these components is not available, so in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 99-3, the entire investment in the Company Stock Fund is deemed to be nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                    December 31,             December 31,
                                       1999                     1998
                                    ------------             ------------
Net assets, at fair value:
  Company Stock Fund                $29,840,297              $35,014,936


                                             Year ended
                                          December 31, 1999
                                          -----------------
  Changes in net assets:
  Contributions                             $1,671,696
  Dividends                                    323,681
  Net depreciation                          (4,574,714)
  Distributions to Participants             (2,211,593)
  Transfers to other investment funds         (383,709)
                                            ----------
  Net decrease in net assets               ($5,174,639)
                                            ==========

NOTE 5 - TRANSACTIONS WITH PARTY-IN-INTEREST

During 1999, the Plan purchased 37,335 shares of common stock of The Coca-Cola Company, in market and intra-Plan transactions, with a fair market value of $2,227,413. During 1999, the Plan sold 57,445 shares of common stock of The Coca-Cola Company for proceeds of $3,569,025, resulting in a gain of $2,387,282. Dividends earned by the Plan on common stock of The Coca-Cola Company during 1999 were $323,681. As of December 31, 1999 and 1998, the Plan held 500,504 and 520,614 shares of common stock of The Coca-Cola Company with a fair market value of $29,154,358 and $34,881,133, respectively.


NOTE 6 - INCOME TAX STATUS

The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 ("IRC") and Section 165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended, and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained its latest determination letter in January, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Caribbean Refrescos, Inc. Thrift Plan Committee and the Company's tax counsel believe that the Plan is currently designed and being operated in material compliance with the applicable requirements of the IRC.

                    CARIBBEAN REFRESCOS, INC. THRIFT PLAN

	Schedule of Assets Held for Investment Purposes at End of Year
                              December 31, 1999


                                  Description of investment including
Identity of issue, borrower,        maturity date, rate of interest,                         Current
  lessor or similar party           collateral, par or maturity value          Cost            value
----------------------------      -------------------------------------     -----------    -----------
Short-Term Investments:

Federated Government
Obligation Fund #5                784,492 units                             $   784,492    $   784,492

Common Stock:

* The Coca-Cola Company           500,554 shares of common stock             11,046,977     29,154,358

Mutual Funds:

INVESCO                           1,574,168 units of Cash Reserves Fund       1,574,168      1,574,168

INVESCO                           4,022 units of Balanced Fund                   69,907         71,587

AIM                               20,397 units of Blue Chip Fund                942,417      1,063,093
                                                                            -----------    -----------
  Total Mutual Funds                                                          2,586,492      2,708,848
                                                                            -----------    -----------
Participant loans                 Loans with interest rates ranging
                                    from 7.0% to 10.0%                          N/A            757,437
                                                                            -----------    -----------
Total Assets Held for Investment Purposes at End of Year                    $14,417,961    $33,405,135
                                                                            ===========    ===========

* Party-in-interest


                             CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                              Schedule of Reportable Transactions
                              For the Year Ended December 31, 1999


                Description of                                                                  Current
                asset (include                                        Expense                   value of
                interest rate                                         incurred                  asset on
 Identity of    and maturity in        Purchase   Selling     Lease   with          Cost of     transaction  Net gain
party involved  case of a loan)         price      price      Rental  transaction   asset       date         or (loss)
--------------  ---------------        --------   ----------  ------  -----------   ----------  -----------  ---------

CATEGORY (iii)- ANY TRANSACTION WITHIN THE PLAN YEAR INVOLVING SECURITIES OF THE SAME ISSUE IF WITHIN
                THE PLAN YEAR ANY SERIES OF TRANSACTIONS AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE
                OF PLAN ASSETS AT JANUARY 1, 1999.

The Coca-Cola
 Company         Common stock          $2,227,413    -           -       -          $2,227,413  $2,227,413      -

The Coca-Cola
 Company         Common stock             -       $3,569,025     -       -          $1,181,743  $3,569,025   $2,387,282



THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1999.

NOTE:
THE PLAN'S TRANSACTIONS INVOLVING COMMON STOCK OF THE COCA-COLA COMPANY
INCLUDE BOTH PARTICIPANT AND NONPARTICIPANT-DIRECTED COMPONENTS.  A
BREAKDOWN BETWEEN THESE COMPONENTS IS NOT AVAILABLE, SO THE INFORMATION
PRESENTED ABOVE INCLUDES BOTH PARTICIPANT AND NONPARTICIPANT-DIRECTED
TRANSACTIONS.


                             SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Caribbean Refrescos, Inc. Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                                     (Name of Plan)


                              By: /s/ LESBIA BLANCO
                                  ----------------------------------
                                  LESBIA BLANCO
                                  Member, Caribbean Refrescos, Inc.
                                   Thrift Plan Committee


Date:  June 26, 2000






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                               EXHIBIT INDEX

Exhibit No.			Description

   23                 Consent of Independent Auditors